UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of April 2012

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

(86-10) 8809-1099

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China Mass Media Files 2011 Annual Report on Form 20-F

BEIJING, CHINA -- (April 30, 2012) -- China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM) today announced that it filed its annual report for the fiscal year ended December 31, 2011 on Form 20-F with the United States Securities and Exchange Commission (the "SEC") on April 30, 2010. The Company's annual report on Form 20-F can be accessed through the SEC's website - http://www.sec.gov, as well as the official website of the Company - http://www.chinammia.com under its Investor Relations section. The Company will provide, upon request and free of charge, any shareholder with a hard copy of the Company's 2011 annual report on Form 20-F, including its complete audited financial statements. Such requests should be directed to Julie Sun, Chief Financial Officer, by email at juliesun@chinammia.com.

About China Mass Media Corp.

As a television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services.

For further information, contact:

China Mass Media Corp.

Julie Sun

CFO

6/F, Tower B, Corporate Square,

35 Finance Street Xicheng District

Beijing, 100033

P. R. China

Phone: +86-10-8809-1099

Email: juliesun@chinammia.com

Christensen

Tip Fleming

Phone: +852-2117-0861

Email: tfleming@christensenir.com

Teal Willingham

Phone: +86-131-2179-3446

Email: twillingham@christensenir.com

SIGNATURE

CHINA MASS MEDIA CORP.
(Registrant)

Date: April 30, 2012	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer